UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 21 December 2012
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X        Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes               No X

Issued by Harmony Gold
Mining Company Limited
21 December 2012
For more details contact:
Henrika Basterfield
Investor Relations Manager
+27 (0) 11 411 2314 (office)
+27 (0) 82 759 1775 (mobile)
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
www.harmony.co.za
JSE:        HAR
NYSE:      HMY
ISIN No.: ZAE000015228
Registration number:
1950/038232/06
Underground mineworkers at Kusasalethu mine refuse to return to surface
Johannesburg, 21 December 2012: Harmony Gold Mining Company Limited (‘Harmony’)
advises that about 1700 mineworkers, representing yesterday’s day shift at its Kusasalethu mine, remain underground and they are refusing to return to surface.

Demands from the underground mineworkers, led by AMCU union representatives, include the withdrawal of the suspension of the 578 employees including contractors which were suspended on Wednesday, 19 December 2012. Talks with the employees and AMCU representatives are ongoing in order to resolve the situation.

Tom Smith, chief operating officer of Harmony commented: "Safety and health is our first priority and we will do our utmost to ensure the mineworkers return to surface safely”.

ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: December 21, 2012
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director